Exhibit 99.23

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF LOSS	3
CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE LOSS	4
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	5
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	6
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS	8
2	BASIS OF PREPARATION AND PRESENTATION	8
3	OPERATING SEGMENTS	10
4	REVENUE	11
5	COST OF SALES	12
6	GENERAL AND ADMINISTRATIVE	12
7	OTHER LOSSES	12
8	FINANCE COSTS	13
9	LOSS PER SHARE	13
10	NON-CONTROLLING INTERESTS	14
11	FINANCIAL INSTRUMENTS	14
12	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES	15
13	INVENTORIES	15
14	TRADE AND OTHER PAYABLES	16
15	DEFERRED REVENUE	16
16	BORROWINGS	17
17	LEASE OBLIGATIONS	18
18	SHARE CAPITAL	18
19	SHARE-BASED COMPENSATION	19
20	DEFERRED AND CONTINGENT CONSIDERATION	20
21	COMMITMENTS	21
22	SUBSEQUENT EVENT	22

ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF LOSS

(In thousands of US Dollars except for shares and per share amounts)		For three months ended September 30,		For nine months ended September 30,
(Unaudited)	Note	2024	2023	2024	2023
Revenue	4	$188,855	$176,685	$559,536	$476,017
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	5	(122,583)	(134,343)	(363,789)	(368,197)
DDA	5	(15,596)	(10,884)	(42,735)	(28,597)
Gross profit		$50,676	$31,458	$153,012	$79,223
General and administrative expenses	6	$(16,307)	$(15,440)	$(45,708)	$(37,338)
Gain (loss) on revaluation of call and put options		—	(16,337)	—	(21,883)
Loss on revaluation of financial instruments	11	(5,835)	(240)	(9,717)	(2,053)
Impairment of exploration and evaluation asset		—	(19,619)	—	(19,619)
Other losses	7	(113,239)	(147,259)	(120,868)	(146,872)
Net loss before finance costs and income tax		$(84,705)	$(167,437)	$(23,281)	$(148,542)
Finance income (costs)	8	$441	$(4,559)	$(12,278)	$(17,271)
Net loss before income tax		$(84,264)	$(171,996)	$(35,559)	$(165,813)
Current income tax expense		$(38,141)	$(27,187)	$(65,521)	$(47,110)
Deferred income tax (expense) recovery		(4,755)	9,798	(10,503)	8,115
Net loss for the period		$(127,160)	$(189,385)	$(111,583)	$(204,808)

(Loss) earnings attributable to:
Shareholders of the Company		$(107,965)	$(194,641)	$(105,352)	$(213,927)
Non-controlling interests	10	(19,195)	5,256	(6,231)	9,119
Net loss for the period		$(127,160)	$(189,385)	$(111,583)	$(204,808)

(Loss) earnings per share attributable to shareholders of the Company	9
Basic and Diluted		$(0.43)	$(0.98)	$(0.42)	$(1.14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE LOSS

(In thousands of US Dollars except for shares and per share amounts)	For three months ended September 30,		For nine months ended September 30,
(Unaudited)	2024	2023	2024	2023
Net loss	$(127,160)	$(189,385)	$(111,583)	$(204,808)

Other comprehensive earnings (loss), net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges - Time value of hedging instruments	(2,230)	—	(1,820)	—
Total other comprehensive loss	$(2,230)	$—	$(1,820)	$—
Total comprehensive loss	$(129,390)	$(189,385)	$(113,403)	$(204,808)

Attributable to:
Shareholders of the Company	$(110,195)	$(194,641)	$(107,172)	$(213,927)
Non-controlling interests	(19,195)	5,256	(6,231)	9,119
Total comprehensive loss	$(129,390)	$(189,385)	$(113,403)	$(204,808)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars) (Unaudited)	Note	2024	2023	2024	2023
Net inflow (outflow) of cash related to the following activities
Operating
Net loss after taxation		$(127,160)	$(189,385)	$(111,583)	$(204,808)
Income tax expense		42,896	17,389	76,024	38,995
Adjustments for:
Share-based compensation	19	818	1,566	4,956	5,253
DDA		15,596	11,226	42,735	28,987
Loss on disposal of property, plant and equipment		—	—	—	397
Impairment of exploration and evaluation asset		—	19,619	—	19,619
Loss on revaluation of call and put options		—	16,337	—	21,883
Loss on revaluation of financial instruments		5,835	240	9,717	2,053
Other losses	7	103,873	83,285	103,741	83,285
Non-cash revenue from stream arrangements	15	(7,250)	(1,593)	(10,572)	(5,027)
Finance (income) costs		(441)	4,559	12,278	17,271
Proceeds from streaming arrangements	15	53,000	—	53,000	—
Operating cash flows before income tax paid and movements in working capital		$87,167	$(36,757)	$180,296	$7,908
Income tax paid		(7,468)	(7,598)	(28,619)	(21,639)
Operating cash flows before movements in working capital		$79,699	$(44,355)	$151,677	$(13,731)
(Increase) decrease in trade receivables, prepayments and other receivables		(24,053)	1,479	(32,550)	7,198
Increase in inventories	13	(20,433)	(296)	(46,538)	(8,119)
Increase (decrease) in trade and other payables		37,417	45,358	(16,394)	43,625
Net cash generated from operating activities		$72,630	$2,186	$56,195	$28,973
Investing activities
Payment of contingent consideration		$—	$(1,631)	$—	$(2,429)
Purchase of property, plant and equipment		(46,082)	(16,215)	(103,402)	(51,595)
Borrowing costs capitalized		(6,323)	—	(7,023)	—
Exploration and evaluation expenditure		(1,842)	(10,038)	(5,582)	(22,669)
Received from related parties		—	—	—	1,106
Net cash used in investing activities		$(54,247)	$(27,884)	$(116,007)	$(75,587)
Financing activities
Proceeds from private placement	18	$—	$160,001	$—	$160,001
Private placement transaction costs	18	—	(7,521)	—	(7,521)
Proceeds from convertible debenture	16	—	107,279	—	107,279
Convertible debenture transaction costs	16	—	(5,298)	—	(5,298)
Dividend paid to NCI	10	—	(1,867)	—	(1,867)
Proceeds from loans	16	—	—	—	9,880
Repayment of loans	16	—	(41,428)	—	(52,872)
Finance costs paid	8	—	(1,872)	(2,347)	(5,439)
Other interest received or finance costs (paid)		935	176	1,432	(587)
Net cash generated from (used in) financing activities		$935	$209,470	$(915)	$203,576
Net increase (decrease) in cash and cash equivalents		$19,318	$183,772	$(60,727)	$156,962
Cash and cash equivalents at beginning of period		77,966	15,838	158,638	45,163
Effect of foreign exchange rate changes		(1,916)	(1,037)	(2,543)	(3,552)
Cash and cash equivalents, end of the period		$95,368	$198,573	$95,368	$198,573

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(In thousands of US Dollars) (Unaudited)	Note	As at September 30, 2024	As at December 31, 2023 (Restated - Note 2)
Assets
Current assets
Cash and cash equivalents		$95,368	$158,638
Trade receivables, prepayments, and other receivables	12	57,383	45,035
Inventories	13	114,540	88,612
Total current assets		$267,291	$292,285
Non-current assets
Property, plant and equipment	3	$705,128	$600,560
Trade receivables, prepayments and other receivables	12	—	9,456
Deferred tax assets		31,154	36,146
Inventories	13	31,567	10,958
Restricted cash	10	6,961	6,881
Total non-current assets		$774,810	$664,001
Total assets		$1,042,101	$956,286

Liabilities and Total Equity
Current liabilities
Trade and other payables	14	$234,290	$181,904
Income tax payable		64,104	28,275
Provisions		10,585	9,939
Deferred and contingent consideration	20	18,594	28,917
Borrowings	16	106,727	—
Deferred revenue, current	15	34,071	—
Lease obligations and other liabilities	17	2,884	591
Total current liabilities		$471,255	$249,626
Non-current liabilities
Provision for reclamation and closure costs		111,742	108,452
Deferred tax liability		8,947	3,128
Deferred and contingent consideration	20	86,531	82,687
Deferred revenue	15	56,339	18,661
Lease obligations and other liabilities	17	19,712	9,241
Total non-current liabilities		$283,271	$325,626
Total liabilities		$754,526	$575,252

Equity
Share capital	18	$434,102	$418,649
Retained earnings (deficit)		(226,514)	(121,162)
Comprehensive (loss) earnings		(1,820)	—
Share-based payments reserve	19	6,910	2,419
Total equity attributable to shareholders of the Company		$212,678	$299,906
Non-controlling interests	10	74,897	81,128
Total equity		$287,575	$381,034
Total liabilities and shareholders' equity		$1,042,101	$956,286

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

For subsequent events refer to notes 15, 20 and 22.
For commitments, refer to note 21.

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(In thousands of US Dollars) (Unaudited)	Share capital	Other reserves	Corporate reorganization reserve	Share-based payment reserve	Cash flow hedge fair value reserve	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2022	$93,000	$(79,678)	$33,572	$29,506	$—	$(31,087)	$45,313	$66,052	$111,365
Share reorganization due to amalgamation of entities and acquisition of APM Ethiopia Ltd.	—	—	(33,572)	—	—	19,034	(14,538)	—	(14,538)
Shares issued for participation rights	40,312.00	—	—	(34,353)	—	—	5,959	—	5,959
De-recognition of put options	—	79,678	—	—	—	99,661	179,339	—	179,339
Shares issued in amalgamation and reverse take-over	80,357.00	—	—	—	—	—	80,357	—	80,357
Shares issued in private placement	152,480.00	—	—	—	—	—	152,480	—	152,480
Shares issued for acquisition of asset	52,500.00	—	—	—	—	—	52,500	—	52,500
Share-based compensation	—	—	—	5,253	—	—	5,253	—	5,253
Currency translation adjustments	—	—	—	—	—	500	500	—	500
Dividend paid to minority shareholder	—	—	—	—	—	—	—	(1,867)	(1,867)
Total loss and comprehensive loss	—	—	—	—	—	(213,927)	(213,927)	9,119	(204,808)
Balance at September 30, 2023	$418,649	$—	$—	$406	$—	$(125,819)	$293,236	$73,304	$366,540
Balance at December 31, 2023	$418,649	$—	$—	$2,419	$—	$(121,162)	$299,906	$81,128	$381,034
Share-based compensation	—	—	—	7,444	—	—	7,444	—	7,444
Shares issued for payment of Kurmuk deferred consideration	12,500	—	—	—	—	—	12,500	—	12,500
Shares issued to settle RSUs	2,953	—	—	(2,953)	—	—
Total loss and comprehensive loss	—	—	—	—	(1,820)	(105,352)	(107,172)	(6,231)	(113,403)
Balance at September 30, 2024	$434,102	$—	$—	$6,910	$(1,820)	$(226,514)	$212,678	$74,897	$287,575

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023
(Tabular amounts in thousands of US Dollars, unless otherwise noted)

1.        NATURE OF OPERATIONS

Allied Gold Corporation is the ultimate parent company of its consolidated group (“Allied Gold” or “the Company”). The Company was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023, as part of the reverse take-over transaction (the "Transaction) involving, inter alia, the Company, Allied Gold Corp Limited ("AGCL") and Allied Merger Corporation ("AMC"). The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer with a portfolio of three operating gold mines in Mali and Côte d’Ivoire and a gold development project in Ethiopia.

The Company is listed on the Toronto Stock Exchange (trading symbol "AAUC"), on the OTCQX Best Market (trading symbol "AAUCF"), and has publicly traded convertible debentures trading in U.S. dollars under the symbol "AAUC.DB.U."

As at September 30, 2024, the Company is the operator and majority owner (through its subsidiaries) of the following producing gold mines and gold exploration project:

•	the Sadiola Mine, located in Mali (the “Sadiola mine”, 80% interest). The Sadiola mine comprises two separate mining licences (the Sadiola Licence and the Korali-Sud Licence) although integrated as a single operation;

•	the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;

•	the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and

•	the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

2.        BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB"). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards ("IFRS”) have been condensed or omitted. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2023, except for those described below.

Certain prior period amounts have been reclassified to conform to the current year presentation with no material impact on consolidated net (loss) earnings or cash flows.

In preparing the unaudited condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The unaudited condensed consolidated financial statements are presented in United States dollars ("US$", or “$”), which is the Company’s functional and presentation currency. The unaudited condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on November 7, 2024.

New accounting standards and amendments adopted

Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants.

The Company adopted the amendments to IAS 1 for the first time on January 1, 2024, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

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The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company's convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to gold price fluctuations, particularly during times of elevated capital expenditures. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a nonfinancial asset, the cost of hedging is added to the carrying amount of the non-financial asset. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.

Financial liabilities at fair value through profit or loss

The Company has elected to account for the convertible debentures contract including the identified embedded derivatives as a single financial liability, measured at fair value through profit or loss ("FVTPL"). The change in fair value of the convertible debentures is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss). The financial liability is remeasured at each reporting date using quoted prices in active markets for identical liabilities.

New accounting standards and amendments to be adopted IFRS 18, Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:

•	Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.

•	Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

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•	More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

New taxation developments

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million.

3.        OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro mine and Agbaou mine), Mali (Sadiola and Korali-Sud mines), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company's senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses which form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro mine. Corporate legal entities are aggregated and presented together as part of the "other" segment on the basis of them sharing similar economic characteristics at September 30, 2024.

Three months ended September 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$85,197	$60,214	$43,444	$188,855
Cost of sales, excluding DDA	(54,646)	(24,646)	(43,291)	(122,583)
DDA	(1,386)	(12,294)	(1,916)	(15,596)
Gross profit (loss)	$29,165	$23,274	$(1,763)	$50,676

Three months ended September 30, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$99,858	$41,531	$35,296	$176,685
Cost of sales, excluding DDA	(74,899)	(24,532)	(34,912)	(134,343)
DDA	(1,940)	(8,044)	(900)	(10,884)
Gross profit (loss)	$23,019	$8,955	$(516)	$31,458

Nine months ended September 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$295,792	$146,431	$117,313	$559,536
Cost of sales, excluding DDA	(169,619)	(78,931)	(115,239)	(363,789)
DDA	(4,750)	(32,609)	(5,376)	(42,735)
Gross profit (loss)	$121,423	$34,891	$(3,302)	$153,012

Nine months ended September 30, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$246,991	$125,591	$103,435	$476,017
Cost of sales, excluding DDA	(187,479)	(75,144)	(105,574)	(368,197)
DDA	(5,512)	(20,380)	(2,705)	(28,597)
Gross profit (loss)	$54,000	$30,067	$(4,844)	$79,223

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During the three and nine months ended September 30, 2024, the Sadiola segment recognized $27.2 million and $81.9 million to other losses, for the impairment of VAT receivable and other matters related to the protocol agreement signed with the Government of Mali (note 21), respectively. A further $33.7 million was recorded as a current income tax expense.

Balances at September 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$123,603	$32,466	$36,889	$3,449	$70,884	$267,291
Non-current assets(1)	226,147	212,507	59,555	273,645	2,956	774,810
Total assets	$349,750	$244,973	$96,444	$277,094	$73,840	$1,042,101

Current liabilities	$168,814	$61,741	$58,859	$14,742	$167,099	$471,255
Non-current liabilities	100,099	27,624	44,377	46,308	64,863	283,271
Total liabilities	$268,913	$89,365	$103,236	$61,050	$231,962	$754,526

Balances at December 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$102,995	$53,082	$27,767	$2,960	$105,481	$292,285
Non-current assets(1)	220,573	189,415	42,813	206,840	4,360	664,001
Total assets	$323,568	$242,497	$70,580	$209,800	$109,841	$956,286

Current liabilities	$77,270	$57,142	$52,317	$24,424	$141,930	$353,083
Non-current liabilities	94,491	24,360	40,159	35,257	27,902	222,169
Total liabilities	$171,761	$81,502	$92,476	$59,681	$169,832	$575,252

(1) Non-current assets are predominantly comprised of PP&E

4.        REVENUE

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Gold	$188,635	$176,415	$558,796	$475,301
Silver	220	270	740	716
Total sales revenue	$188,855	$176,685	$559,536	$476,017

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5.        COST OF SALES

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Mine production costs	$105,421	$117,099	$311,326	$323,192
Royalties	14,703	11,351	40,626	29,740
Refining	761	790	2,255	1,858
Exploration expenses	1,698	5,103	9,582	13,407
Cost of sales, excluding DDA	$122,583	$134,343	$363,789	$368,197
Depreciation	$12,160	$7,398	$33,290	$18,650
Amortization of mining interests	3,436	3,486	9,445	9,947
DDA	$15,596	$10,884	$42,735	$28,597
Cost of sales	$138,179	$145,227	$406,524	$396,794

6.        GENERAL AND ADMINISTRATIVE

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Salaries and related benefits(1)	$5,379	$5,820	$17,686	$11,333
Professional and consulting fees	5,953	7,776	14,367	17,441
Other G&A	4,975	1,844	13,655	8,564
Total general and administrative	$16,307	$15,440	$45,708	$37,338

(1)	Includes share-based compensation expense in the amounts of $0.8 million and $5.0 million for the three and nine months ended September 30, 2024 ($1.6 million and $5.3 million for the three and nine months ended September 30, 2023). The amount of share-based compensation expense in the three and nine months ended September 30, 2024 is net of $2.5 million expense capitalized to the Kurmuk project.

7.        OTHER LOSSES

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Settlement of Mali matters (note 21)	$81,871	$—	$81,871	$—
VAT receivable impairment(1)	27,235	—	27,235	—
Transaction related costs	—	17,146	—	17,146
Share-based listing costs(2)	—	80,325	—	80,325
Compensation and change of control fees(2)	—	49,025	—	49,025
Other losses	4,133	763	11,762	376
Total other losses	$113,239	$147,259	$120,868	$146,872

(1)	Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter.
(2)	Substantially all of these amounts were paid to related parties.

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8.        FINANCE COSTS

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Interest expenses from financial liabilities
Borrowings	$2,359	$1,872	$7,040	$5,439
Accretion on deferred and contingent consideration (note 20)	1,312	1,750	3,927	4,999
Other finance costs
Accretion of environmental obligations	1,097	865	3,290	2,595
Financing component of streaming arrangements (note 15)	2,074	1,130	4,321	3,281
Other interest (income) expense	582	130	1,433	587
Foreign exchange	1,634	(1,188)	2,466	370
Borrowing costs capitalized(1)	(9,499)	—	(10,199)	—
Total finance (income) costs	$(441)	$4,559	$12,278	$17,271

(1)	Borrowing costs in the amount of $9.5 million for the three months ended September 30, 2024 and $10.2 million for the nine months ended September 30, 2024 have been capitalized and allocated to the development of Kurmuk.

9.        LOSS PER SHARE

Basic loss per share and the reconciliation of the number of shares used to calculate basic and diluted loss per share are as follows:

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Net loss attributable to shareholders of the Company	$(107,965)	$(194,641)	$(105,352)	$(213,927)

Weighted average shares issued and outstanding post-consolidation(1)	252,608,477	198,525,404	251,356,912	186,989,394
Weighted-average shares outstanding – basic	252,608,477	198,525,404	251,356,912	186,989,394

Basic and diluted loss per share	$(0.43)	$(0.98)	$(0.42)	$(1.14)

(1)	Shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

As described in note 20, the Company can settle the obligation from the deferred consideration arrangement with APM Ethiopia in shares, however those shares have not been included in the calculation of diluted loss per share as their effect would be antidilutive. Furthermore, for the three and nine months ended September 30, 2024 the Company had 3,865,391 and 3,845,215 units related to share-based payment arrangements that have not been included in the calculation, as their effect would be anti-dilutive (941,887 and 317,412 for the three and nine months ended September 30, 2023).

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10.      NON-CONTROLLING INTERESTS

The movement in the non-controlling interests balance for the nine months ended September 30, 2024 are as follows:

Balance at January 1, 2023	$66,052
Dividend paid to minority shareholder	(1,866)
Share of profit for the period	16,942
Balance at December 31, 2023	$81,128
Share of loss for the period	(6,231)
Balance at September 30, 2024	$74,897

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15.0% of the Agbaou mine by the Government of Côte d'Ivoire and 20% of the Sadiola mine, owned by the Government of Mali. During the fourth quarter, a $37.2 million gross intercompany dividend was declared for distribution, from which $7.4 million is payable to the Government of Mali.

11.      FINANCIAL INSTRUMENTS

Financial assets at amortised cost

Current	As at September 30, 2024	As at December 31, 2023
Cash and cash equivalents	$95,368	$158,638
Restricted cash(1)	6,961	6,881
Other receivables	7,472	5,238
Total	$109,801	$170,757

(1)	The Company is required to have certain amounts of cash in separate ring-fenced accounts to comply with environmental matters in Cote d’Ivoire.

Fair value of derivatives

On April 12, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning May 2024 through to March 2025, for a total of 110,000 ounces, at an average put and call strike price of $2,200 per ounce and $2,829 per ounce, respectively.

As of September 30, 2024, 60,000 ounces of gold collars remain unsettled. The aggregate fair value of the position as of September 30, 2024 was $1.8 million liability (December 31, 2023 - $nil) included in other current liabilities in the condensed consolidated interim statement of financial position. The fair value of zero-costs collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in condensed consolidated interim statement of financial position and treated as a cost of hedging.

Financial liabilities at amortised cost

	As at September 30, 2024	As at December 31, 2023
Trade and other payables	$234,290	$181,904
Deferred consideration - Kurmuk	49,291	58,974
Deferred consideration - Diba	1,014	951
Total	$284,595	$241,829

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Financial liabilities at fair value through profit or loss

	FV Hierarchy level	As at September 30, 2024	As at December 31, 2023
Borrowings	1	$106,727	$103,457
Contingent consideration - Sadiola	3	42,935	39,008
Contingent consideration - Agbaou	3	11,885	12,671
Total		$161,547	$155,136

12.      TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at September 30, 2024	As at December 31, 2023
Other receivables	$7,472	$5,238
VAT receivable	21,611	19,018
Prepayments	28,300	20,779
Total current trade receivables, prepayments, and other receivables	$57,383	$45,035

Non-current	As at September 30, 2024	As at December 31, 2023
Derivative financial asset	$—	$1,181
VAT receivable	—	8,275
Total non-current trade receivables, prepayments, and other receivables	$—	$9,456

The carrying value of trade and other receivables approximate their fair value.

13.       INVENTORIES

Current	As at September 30, 2024	As at December 31, 2023
Doré bars and gold in circuit	$24,526	$13,742
Ore stockpiles	39,295	28,627
Material and supplies	50,719	46,243
Total current inventories	$114,540	$88,612

Non-current	As at September 30, 2024	As at December 31, 2023
Ore stockpiles	$31,567	$10,958
Total non-current inventories	$31,567	$10,958

Inventories are held at lower of cost or net realizable value.

In the three and nine months ended September 30, 2024 inventories recognized as an expense within cost of sales amounted to $127.0 million and $361.9 million, respectively (Three and six months ended September 30, 2023: $133.2 million and $355.2 million, respectively).

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14.       TRADE AND OTHER PAYABLES

	As at September 30, 2024	As at December 31, 2023
Trade payables	70,054	110,112
Other payables	18,014	34,288
Accrued expenses(1)	138,605	27,428
Royalties	7,617	10,076
Total trade and other payables	$234,290	$181,904

(1)	Accrued expenses includes accruals for the settlement with the Government of Mali, discussed in note 21.

15.       DEFERRED REVENUE

	Stream arrangements	Other deferred revenue	As at September 30, 2024	As at December 31, 2023
Opening balance	$18,661	$—	$18,661	$18,150
Cash received	55,704	45,000	100,704	2,243
Amount recognized as revenue	(13,276)	(20,000)	(33,276)	(9,224)
Change in estimate	—	—	—	3,203
Accrued interest(1)	4,321	—	4,321	4,289
Total deferred revenue	$65,410	$25,000	$90,410	$18,661

Current balance	$9,071	$25,000	$34,071	$2,132
Non-current balance	$56,339	$—	$56,339	$16,529

(1)	As of September 30, 2024, $3.2 million of accrued interest from stream arrangements has been capitalized, in accordance with IAS 23 - Borrowing Costs.

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter.

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a US$53.0 million upfront cash payment on August 14, 2024 and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Costs incurred in the transaction total $1.9 million.

The stream arrangements have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance. The streams contain an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream.

As of September 30, 2024, accrued interest of $3.3 million and $1.0 million has been calculated for the Sandstorm and Triple flag stream agreements, respectively. The amount of revenue recognized for the Sandstorm agreement is $6.4 million, out of which $1.9 million is on a cash basis (at US$400 per ounce) while the remainder is non-cash (amortization of deferred revenue). For the Triple flag agreement, the Company recognized revenue in the amount of $6.9 million, out of which $0.8 million is on a cash basis while the remainder is non-cash amortization of deferred revenue.

On September 30, 2024 the Company entered into an advance sale agreement to deliver 9,457 ounces of gold at a price of $2643.43/ ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on October 22, 2024.

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16.      BORROWINGS

Convertible Debenture
Loans and other borrowings - December 31, 2023	$103,457
Change in fair value of debt	3,270
Borrowings - September 30, 2024	$106,727

	Orion Debt	Auramet Debt	Convertible Debenture	Total
Loans and other borrowings - December 31, 2022	$53,534	$—	$—	$53,534
Acquisition of debt	—	9,880	107,279	117,159
Accrued interest expense	4,777	(29)	—	4,748
Change in fair value of debt	—	—	(3,822)	(3,822)
Cash received	—	259	—	259
Repayments of debt	(58,311)	(10,110)	—	(68,421)
Borrowings - December 31, 2023	$—	$—	$103,457	$103,457

Orion facility

On October 10, 2019, the Company entered into an Agreement with Orion Mine Finance (“Orion”). A nominal $35.0 million senior secured facility was created, which accrued interest until June 30, 2020 at a fixed rate of LIBOR + 9%, after which time it was repayable in six equal quarterly instalments on the last banking day of each quarter. On October 25, 2020, the Company entered into an updated Agreement with Orion Mine Finance, where “Tranche 3” was issued, increasing the headline amount by $12.1 million. This agreement contained a deferral of interest and principal through December 31, 2022, followed by 11 quarterly instalments through June 30, 2025. The terms of the interest did not change. On September 7, 2023, the Company paid the principal amount outstanding and its accrued interest, in full.

Auramet facility

On April 25, 2023, the Company entered into an agreement with Auramet International Inc. (“Auramet”) for a $10.0 million gold prepayment loan. The gold prepayment loan was repayable on or before July 25, 2023, for an amount equal to the market value of a fixed number of ounces of gold on the date of repayment. At that same date and as part of the consideration for the gold prepayment loan, the Company also granted Auramet an out-of-the-money call options to purchase up to a total of 5,000 ounces of gold at a fixed price at specified future dates. The loan maturity was extended to October 11, 2023 and the count-party was amended to be Auramet Capital Partners, which is a shareholder of the Company.

Together, the loan and call option have been recognized as a financial instrument at fair-value through profit and loss with interest accreting at the effective interest rate for the period based on forward prices for gold. At inception, the value of the call options was insignificant and the combined value of the loan and call option, net of fees paid was recorded at $9.9 million. On October 12, 2023, the Auramet loan and interest was repaid in full.

Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder's option into the Company's shares at any time during their five-year tenure at a price of $5.79 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

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Using readily observable inputs from the market, the fair value of the convertible debentures as at September 30, 2024, was determined to be $106.7 million.

Credit Facility

On January 5, 2024, the Company executed a credit facility with five banking institutions, for a total of $100.0 million and a three-year term. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points ("bps") and 450 bps Secured Overnight Financing Rate ("SOFR") Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. No funds have been withdrawn from the facility.

17.      LEASE OBLIGATIONS

Current and non-current lease liabilities as at September 30, 2024 are presented below:

	As at September 30, 2024	As at December 31, 2023
Current lease liabilities	$2,884	$594
Non-current lease liabilities	13,337	2,241
Total	$16,221	$2,835

On November 3, 2023 the Company signed a lease agreement for its Toronto head office, which can be extended. The net present value of the lease obligation and the right-of-use asset was estimated at $2.7 million, using a 9.3% discount rate.

On May 16, 2024, the Company entered into a contract to lease twenty one generators for the Bonikro and Agbaou mines over a three year term. The net present value of the lease obligation was estimated at $14.2 million, using an 8.07% discount rate. The generators were commissioned on June 11, 2024. The Company incurred additional costs of $14.9 million to bring the generators to use, resulting in the recognition of a right-of use asset of $28.4 million, with $14.9 million and $13.5 million allocated to Bonikro and Agbaou, respectively.

Other liabilities include obligations entered by the Company, with a settlement date longer than twelve months.

18.      SHARE CAPITAL

	Number of Common Shares	Number of Preferred Shares	Share Capital
As at December 31, 2021 and December 31, 2022	333,079,107	75,993,484	$93,000
Retrospective application of share consolidation(1)	147,478,019	33,647,768	$93,000
Conversion of preferred shares into common shares	33,647,768	(33,647,768)	—
Participation rights issued	3,838,536	—	40,312
Total shares issued and outstanding post-consolidation	184,964,323	—	$133,312
Shares issued in amalgamation and reverse take-over	18,000,767	—	80,357
Shares issued in private placement	35,961,410	—	160,001
Private placement transaction costs	—	—	(7,521)
Shares issued in acquisition of Kurmuk project.	11,797,753	—	52,500
As at December 31, 2023	250,724,253	—	$418,649
Shares issued for RSUs vested	946,332	—	$2,953
Shares issued for payment of Kurmuk deferred consideration	5,917,063	—	$12,500
As at September 30, 2024	257,587,648	—	$434,102

(1)	AGCL shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

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19.      SHARE-BASED COMPENSATION

Share-based payment reserve

The share-based payment expense recognized to September 7, 2023, was $2.7 million. On completion of the Transaction, AGCL settled all the share-based payments arrangements, and participation rights granted to its employees and consultants. Acceleration of the unvested portion of these share-based arrangements resulted in an additional $3.5 million expense, accounted for as transaction costs and presented within Other losses (income) in the condensed consolidated interim statement of loss.

	As at September 30, 2024	As at December 31, 2023
Opening balance	$2,419	$29,506
Charge for the period	7,444	7,265
Share-based compensation settled in the period	(2,953)	(34,352)
Closing balance	$6,910	$2,419

Stock Options

On September 8, 2023, the Company granted 600,000 stock options to certain directors, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$2.94 per option, using an exercise price of CAD$5.87 per share, volatility of 38% and a 4% interest rate. The estimated expense as of September 30, 2024, was $0.5 million (September 30, 2023 - $nil).

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

On September 7, 2023, the Company granted 3,371,359 RSUs to certain consultants at a price of $4.45 per RSU, which vest at the earlier of the third year (September 7, 2026) or the commencement of production at the Kurmuk project. An additional 202,280 RSUs were granted to certain employees, with equal vesting over three years. The first third of the units vested on September 7, 2024.

On November 9, 2023, the Company granted 915,000 RSUs to an employee at a price of $2.98 (CAD$4.11), and equal vesting over three years. On September 9, 2024, the Board approved the immediate vesting of these RSUs and corresponding shares issuance. Out of the total charge for the period noted above, the Company capitalized the total accelerated expense of this RSU grant to the Kurmuk project, for $2.7 million. On August 8, 2024, the Company granted 48,377 RSUs to an employee, at a price of $2.07 (CAD$2.84), and equal vesting over three years.

For the three and nine months ended September 30, 2024, the Company recorded $0.6 million and $4.4 million share-based compensation expense, respectively and has 3,554,589 RSUs outstanding (Three and nine months ended September 30, 2023 - $nil).

Deferred Share Units ("DSUs")

To align interests between eligible directors and offices and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long term incentive compensation in DSUs.

On April 16, 2024, the Company granted 20,304 DSUs to a director at a price of $2.90 (CAD$3.93) per DSU. On May 21, 2024, the Company granted 33,033 DSUs to certain directors at a price of $2.24 (CAD$3.05) per DSU. On August 15, 2024, the Company granted 32,416 DSUs to certain directors at a price of $2.28 (CAD$3.13) per DSU. The DSUs vest immediately upon grant.

As of September 30, 2023, the Company recognized $5.3 million expense from stock based compensation related to participation rights, which were fully settled on September 7, 2023.

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20.      DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For nine months ended September 30, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Diba project	Total
Opening balance, December 31, 2023	$39,008	$12,671	$58,974	$951	$111,604
Accretion	3,927	1,556	2,817	63	8,363
Balance Payable	—	(354)	—	—	(354)
Payments	—	(1,988)	(12,500)	—	(14,488)
Closing balance	$42,935	$11,885	$49,291	$1,014	$105,125

Current	$25,229	$5,408	$12,172	$1,014	$43,823
Non-current	17,706	6,477	37,119	—	61,302
Total deferred and contingent consideration	$42,935	$11,885	$49,291	$1,014	$105,125

For the year ended December 31, 2023	Sadiola mine	Agbaou mine	Kurmuk project	Diba project	Total
Opening balance, December 31, 2022	$33,665	$13,641	$—	$—	$47,306
Asset acquisition	—	—	57,561	937	58,498
Accretion	6,837	—	1,413	14	8,264
Revaluation	(1,494)	2,046	—	—	552
Balance Payable	—	(587)	—	—	(587)
Payments	—	(2,429)	—	—	(2,429)
Closing balance	$39,008	$12,671	$58,974	$951	$111,604

Current	$—	$4,250	$23,716	$951	$28,917
Non-current	39,008	8,421	35,258	—	82,687
Total deferred and contingent consideration	$39,008	$12,671	$58,974	$951	$111,604

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. The contingent consideration was valued using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $2,522 per ounce to $2,210 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, and the expected timing of future production from of the mine. The valuation is most sensitive to changes in the timing of future production.

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Diba project – Acquisition of Diba on November 9, 2023

Deferred consideration recorded on the acquisition of Diba includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of commercial production; and December 31, 2025.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes:

•	First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million settled in shares.

•	Second payment: $21.25 million in cash due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition;

•	Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

On September 9, 2024, the Company issued 5,917,063 shares to partially settle the first payment, in the amount of $12.5 million. The $12.5 million cash portion of the first payment was completed on November 7 2024.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $49.3 million as of September 30, 2024, from which $12.2 million is presented as current liability and $37.1 million is presented under non-current liabilities. The deferred consideration is valued using the amortized cost method.

21.      COMMITMENTS

Protocol agreement with the Government of Mali.

During the nine months ended September 30, 2024, the Company signed a definitive protocol agreement with the Government of Mali, providing for renewal of the exploitation permit for the Sadiola mine, advancement of the nearby Korali-Sud (previously referred to as Diba) property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plan, and the fiscal and regulatory framework for the phased expansion of the operations.

On October 12, 2024 the Company made a payment in the amount of $40 billion CFA francs ($68.1 million). In addition, the Company also settled certain tax and other obligations of $4.9 million. Under the terms of the agreement, the Company intends to make an additional and final payment by March 31, 2025 from cash flows, presently estimated at $25 billion CFA francs ($42.6 million). This resulted in an impact of $33.7 million to current income tax expense and $81.9 million to other losses.

Reflected in the agreement is the Company undertaking to proceed with the phased expansion at Sadiola. The Company's ownership of Sadiola remains at 80%, with the Government of Mali owning a carried interest of 20%. The Government's ownership of Korali-Sud will be increased to 35% whereas the Company will retain 65%.

Power Purchase Agreement ("PPA") with Ethiopian Electric Power.

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. Key Terms of the Agreement include:

•	Term: The PPA will be in effect for a period of twenty years and may be extended by mutual agreement.

•	Energy Charge: The agreement secures a flat energy charge of US$0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.

•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

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The Company assessed the terms and conditions of the agreement and concluded that it represents a physical PPA, which does not contain a derivative, nor terms that prevent the application of the own use exemption, and therefore represents an executory contract, with no accounting to record at September 30, 2024.

22.      SUBSEQUENT EVENT

On October 8 and October 18, 2024, the Company entered into and closed an underwriting agreement for its overnight marketed equity offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $161.6 million (C$221.0 million).

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